Merrill Lynch & Co., Inc.
June 21, 2007
VIA EDGAR AND FACSIMILE
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer Hardy Branch Chief

Re:	Merrill Lynch & Co., Inc. — Registration Statement on Form S-4 (File No. 333-142690)
Dear Ms. Hardy:
     Merrill Lynch & Co., Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-142690), as amended (the “Registration Statement”), to June 22, 2007 at 10:00 a.m. Eastern Daylight Savings Time, or as soon as possible thereafter.
     In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Mitchell S. Eitel of Sullivan & Cromwell LLP at (212) 558-4960 with any questions you may have. In addition, please notify Mr. Eitel when this request for acceleration has been granted.

Very truly yours,

Richard B. Alsop

cc:	Andrew Schoeffler (Securities and Exchange Commission)

Cara Londin (Merrill Lynch & Co., Inc.)

Laura Sizemore Nerlyn Pierson (White & Case LLP)

Mitchell S. Eitel C. Andrew Gerlach (Sullivan & Cromwell LLP)